Exhibit 33.1

Management’s Assertion on Compliance with Regulation AB Criteria

Hyundai Motor Finance Company (the "Company") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission (“SEC”) relating to the servicing of auto receivable backed security transactions serviced by the Company and issued on or after January 1, 2006 (the “Platform”), except for the criteria set forth in Items 1122(d)(1)(iii)-(iv), 1122(d)(2)(iv), 1122(d)(3)(iii)-(iv), 1122(d)(4)(ix)-(xiii), and 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform (the "Applicable Servicing Criteria") as of and for the year ended December 31, 2007 (the “Reporting Period”). With respect to the Applicable Servicing Criteria 1122(d)(2)(iii) and 1122(d)(4)(iii), there were no activities performed during the year ended December 31, 2007 with respect to the Platform, because there were no occurrences of events that would require the Company to perform activities.

With respect to the Applicable Servicing Criteria 1122(d)(2)(i) and 1122(d)(4)(iv), the Company has engaged a vendor (the “Vendor”) to perform specific, limited or scripted activities required by these servicing criteria. The Company’s management has determined the Vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to the Vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). The Company has not identified and is not aware of any material instance of noncompliance by the Vendor with the applicable servicing criteria as of December 31, 2007 and for the Reporting Period with respect to the Platform. The Company has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendor with the applicable servicing criteria as of December 31, 2007 and for the Reporting Period with respect to the Platform. As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the Vendor’s activities comply in all material respects with the servicing criteria applicable to the Vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the Vendor and related criteria.

The Company has assessed compliance with the Applicable Servicing Criteria by the Company for the Reporting Period and has concluded that it has complied, in all material respects, with the Applicable Servicing Criteria for the Reporting Period with respect to the Platform.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria for the Reporting Period as set forth in this assertion.

Hyundai Motor Finance Company

/s/ MIN SOK RANDY PARK
Min Sok Randy Park
Vice President, Corporate Planning and Finance
Date: March 26, 2008